Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD AND RADIUS GOLD SIGN AN AGREEMENT ON THE EL PAVON PROPERTY
(All dollar amounts in U.S. currency)

Reno, NV — September 23, 2004 – Meridian Gold Inc. is pleased to announce that it has signed an agreement with Radius Gold Inc. (TSX Venture – RDU.V) to explore and develop its El Pavon – La Patriota property in central Nicaragua. The agreement provides Meridian with the exclusive right to earn a 60% interest in the property.

The El Pavon – La Patriota Property
Radius Gold discovered the low sulfidation epithermal vein system in 2003. The property is located in north-central Nicaragua, approximately 230 km from Managua and about 1 hour west of the town of Waslala. The quartz-adularia veins are mostly covered by vegetation and hosted by a series of intermediate to felsic volcanic lavas, ignimbrites and tuffs. At least eight veins have been discovered on the 283,247 hectare property, with more than ten kilometers of strike length. Five of these veins have some surface values exceeding 5 g/tonne gold.

The main El Pavon area veins have been trenched by Radius and have returned the following results:

•	Pavon North with 6 trenches averaging 4.4 meters @ 7.9 g/tonne gold over 500 meters of strike

•	Pavon North Splay with 3 trenches averaging 2.7 meters 8.4 g/tonne gold over 100 meters of strike

•	Pavon Central with 10 trenches averaging 4.4 meters @ 10.1 g/tonne gold over 900 meters of strike

•	Astrid with one trench averaging 9.1 meters @ 9.0 g/tonne gold

•	La Brisas with one trench averaging 6.2 meters @ 6.1 g/tonne gold

Radius recently drill tested El Pavon at five sites along the 6km strike length of the Pavon South, Central and North veins. The purpose of the holes was geotechnical; to determine the general dip of the vein structures and allow proper siting of drill pads for a larger drill program currently being permitted by Radius. The results include best intersections of 2.5m grading 57.3 g/tonne gold, 5.8 meters of 11.3 g/tonne gold, and 7.6 meters of 12.5 g/tonne gold. Full results from the drilling are shown on Meridian Gold’s and Radius Gold’s websites.

In general, the drilling results confirmed the local bonanza grades observed on the surface and the trenching completed by Radius. Meridian’s own sampling programs confirmed the high-grades discovered by Radius Gold with nine of the twelve surface samples taken containing 12.0 to 58.0 g/tonne gold. In addition, preliminary bottle roll tests from surface samples showed good gold recoveries.

The Transaction
The agreement, subject to legal and title due diligence, gives Meridian the exclusive option to acquire a 60% interest in El Pavon by spending an agreed amount on exploration, completing a feasibility study within four years and paying to Radius a set amount per ounce of resource defined by the feasibility study for the 60% of the ounces Meridian will acquire.

Meridian will spend not less than US$3,500,000 in exploration expenditures over the first two years of the agreement, which will include at least 15,000 meters of drilling, commencing as soon as permits are received. A minimum of US$1-million is to be spent on further exploration in each of years three and four, should Meridian choose to continue. Meridian may terminate the Option at any time after spending the $3,500,000 by providing 30 days prior written notice to Radius.

Upon completion of a positive Feasibility Study, Meridian will have the option to pay Radius a pre-determined price for its earned share of the mineral resources, including reserves and credits for by-products, estimated in the feasibility study to be situated on the property. Once Meridian has purchased its 60% share of the mineral resources, it will have acquired an undivided 60% interest in the Property. The price to be paid by Meridian to Radius for the resources will be:

•	$40 per ounce of gold if average gold prices are less than $400 per ounce;

•	$50 per ounce of gold if average gold prices are equal to or greater than $400 per ounce but less than $500 per ounce;

•	$60 per ounce of gold if average gold prices are equal to or greater than $500 per ounce; and

•	$0.50 per ounce of silver if average recoverable silver grades for the resources exceed 100 g/t.

When Meridian has exercised its Option and acquired a 60% interest in the Property, Meridian and Radius will establish a joint venture in respect of the Property on a 60/40 basis. Further development of El Pavon will then be funded by the Joint venture partners in proportion to their participating interests. Meridian will be the Operator of the Joint Venture as long as it has at least a 50% interest in the Joint Venture.

The Strategy
Edward Colt, Meridian’s Executive Vice President said, “We believe this is a new low sulfidation district with multiple vein targets, local bonanza grades, and multi-million ounce potential. Nicaragua has a rich mining history with the largest historic gold endowment in Central America and is under-explored with modern exploration methods. This transaction is consistent with our strategy of finding under-explored, high-grade, high potential properties in the America’s where we can do what we do best — explore the systems that we most understand. We look forward to working with Radius to fully develop the potential of this large property.”

Qualified Person
 Mark Hawksworth is a Licensed Professional Geologist (Utah 5334513-2250) and serves as the “Qualified Person” for this release as defined by the Ontario Securities Commission National Instrument 43-101.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, dependence on key management personnel, potential volatility of market price of the Company’s common shares, dilution and certain anti-takeover effects. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this forward-looking information and disclaims any legal liability to do so, except in accordance with applicable securities laws.

Meridian Gold Inc. is a different kind of gold company because we focus on profitability, and the quality of the ounces we produce, not the quantity of ounces produced. The quality of these ounces is measured by the value we deliver to all stakeholders in the process, including our shareholders, our employees and the communities and environment in which we live and operate. Meridian Gold Inc.’s approximately 99 million common shares are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

For further information, please visit our website at www.meridiangold.com, or contact:

Deborah Liston	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: investorrelations@meridiangold.com

2